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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Curon Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

231292103

(CUSIP Number)

June 3, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:
Mark S. Solomon, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
(214) 659-4400

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 231292103			Page 2 of 24

1.	Name of Reporting Person: WS Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,384,614

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,384,614

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,384,614

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%*

12.	Type of Reporting Person: HC/OO

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 3 of 24

1.	Name of Reporting Person: WS Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,384,614

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,384,614

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,384,614

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%*

12.	Type of Reporting Person: IA/PN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 4 of 24

1.	Name of Reporting Person: Walker Smith Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 101,307

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 101,307

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 101,307

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.2%*

12.	Type of Reporting Person: PN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 5 of 24

1.	Name of Reporting Person: Walker Smith Capital (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 533,076

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 533,076

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 533,076

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.2%*

12.	Type of Reporting Person: PN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 6 of 24

1.	Name of Reporting Person: Walker Smith International Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 750,231

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 750,231

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 750,231

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.2%*

12.	Type of Reporting Person: CO

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 7 of 24

1.	Name of Reporting Person: Reid S. Walker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,384,614

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,384,614

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,384,614

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%*

12.	Type of Reporting Person: HC/IN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 8 of 24

1.	Name of Reporting Person: G. Stacy Smith		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,384,614

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,384,614

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,384,614

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%*

12.	Type of Reporting Person: HC/IN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 9 of 24

1.	Name of Reporting Person: BC Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,846,155

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,846,155

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,846,155

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%*

12.	Type of Reporting Person: HC/CO

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 10 of 24

1.	Name of Reporting Person: SRB Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,846,155

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,846,155

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,846,155

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%*

12.	Type of Reporting Person: IA/PN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 11 of 24

1.	Name of Reporting Person: SRB Greenway Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 211,386

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 211,386

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 211,386

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.5%*

12.	Type of Reporting Person: PN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 12 of 24

1.	Name of Reporting Person: SRB Greenway Capital (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,500,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,500,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%*

12.	Type of Reporting Person: PN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 13 of 24

1.	Name of Reporting Person: SRB Greenway Offshore Operating Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 134,769

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 134,769

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 134,769

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3%*

12.	Type of Reporting Person: PN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

13G
CUSIP No. 231292103			Page 14 of 24

1.	Name of Reporting Person: Steven R. Becker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,846,155

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,846,155

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,846,155

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%*

12.	Type of Reporting Person: HC/IN

*	Based on 43,349,415 shares of common issued and outstanding, which represents (a) 29,867,001 shares issued and outstanding on May 4, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on March 31, 2005, and (b) 13,482,464 shares issued in a transaction as reported on a Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2005.

     This Schedule 13G relates to the common stock (“Common Stock”) of Curon Medical, Inc. acquired by (i) WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), and (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), and (ii) BC Advisors, LLC, a Texas limited liability company (“BCA”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP and the agent and attorney-in-fact for WS International. Reid S. Walker and G. Stacy Smith are principals of WS Capital. BCA is the general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker and G. Stacy Smith on investment strategies from time to time. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a)	Name of Issuer:

Curon Medical, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

46117 Landing Parkway
Fremont, CA 94538

Item 2(a)	Names of Persons Filing:

See Item 1 of each cover page.

Item 2(b)	Address of Principal Business Offices:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

231292103

Item 3	Status of Persons Filing:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4     Ownership:
(a)	Reid S. Walker and G. Stacy Smith are the beneficial owners of 1,384,614 shares of Common Stock beneficially owned by WS Capital and WSC management. WS Capital and WSC Management are the beneficial owners of 1,384,614 shares of Common Stock, which includes (i) 101,307 shares beneficially owned by WSC, consisting of (a) 67,538 shares of Common Stock and (b) currently exercisable warrants to purchase 33,769 shares of Common Stock; (ii) 533,076 shares beneficially owned by WSCQP, consisting of (a) 355,384 shares of Common Stock and (b) currently exercisable warrants to purchase 177,692 shares of Common Stock; and (iii) 750,231 shares beneficially owned by WS International, consisting of 500,154 shares of Common stock and currently exercisable warrants to purchase 250,077 shares of Common Stock.
Steven R. Becker is the beneficial owner of 1,846,155 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. BCA and SRB Management are the beneficial owners of 1,846,155 shares of Common Stock, which includes (i) 211,386 shares beneficially owned by SRBGC, consisting of 140,924 shares of Common stock and currently exercisable warrants to purchase 70,462 shares of Common Stock; (ii) 1,500,000 shares beneficially owned by SRBQP, consisting of 1,000,000 shares of Common stock and currently exercisable warrants to purchase 500,000 shares of Common Stock; and (iii) 134,769 shares beneficially owned by SRB Offshore, consisting of 89,846 shares of Common Stock and currently exercisable warrants to purchase 44,923 shares of Common Stock.
(b) Percent of class:
See Item 11 of each cover page.
(c) Number of shares as to which each person has:
(i) sole power to vote or to direct the vote:
See Item 5 of each cover page.
(ii) shared power to vote or to direct the vote:
See Item 6 of each cover page.
(iii) sole power to dispose or to direct the disposition of:
See Item 7 of each cover page.
(iv) shared power to dispose or to direct the disposition of:
See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

WSC Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP and WS International. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management’s clients.

SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock beneficially owned by SRB Management’s clients.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2005

WS CAPITAL, L.L.C.

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH CAPITAL, L.P.

By:	WS Capital Management, L.P., its general partner

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH CAPITAL (Q.P.), L.P.

By:	WS Capital Management, L.P., its general partner

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

WALKER SMITH INTERNATIONAL FUND, LTD.

By:	WS Capital Management, L.P., its agent and attorney-in-fact

By:	WS Capital, L.L.C., its general partner

By:	/s/ Reid S. Walker

Reid S. Walker, Member

/s/ Reid S. Walker

REID S. WALKER

/s/ G. Stacy Smith

G. STACY SMITH

BC ADVISORS, LLC

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB GREENWAY CAPITAL, L.P.

By:	SRB Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB GREENWAY CAPITAL (Q.P.), L.P.

By:	SRB Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB GREENWAY OFFSHORE OPERATING FUND, L.P.

By:	SRB Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

By:	/s/ Steven R. Becker

/s/ Steven R. Becker
STEVEN R. BECKER

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated August 15, 2005, entered into by and among WS Capital, L.L.C., WS Capital Management, L.P., Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P., Walker Smith International Fund, Ltd., Reid S. Walker, G. Stacy Smith, BC Advisors, LLC, SRB Management, L.P., SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., SRB Greenway Offshore Operating Fund, L.P. and Steven R. Becker.